UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2026

Commission File Number: 001-41569

LANVIN GROUP HOLDINGS LIMITED

4F, 168 Jiujiang Road,
Carlowitz & Co, Huangpu District
Shanghai 200001, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (No. 333-276476), the post-effective amendment No. 5 to Form F-1 on Form F-3 (No. 333-269150) and the registration statement amendment No. 1 on Form F-3 (No. 333-280891) of Lanvin Group Holdings Limited and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

CHANGES TO THE BOARD OF DIRECTORS

Lanvin Group Holdings Limited (the “Company”) today announced certain changes to its board of directors (the “Board”) and Board committees, all effective September 30, 2026.

Resignation of Directors

Mr. Mitchell Alan Garber has resigned from the Board as an independent director for personal reasons, effective September 30, 2026. Upon the effectiveness of his resignation, Mr. Garber will also step down as a member of the Audit Committee and Chair of the Compensation Committee of the Board.

Mr. Chao Zou has also resigned from the Board for personal reasons, effective September 30, 2026.

Neither Mr. Garber’s nor Mr. Zou’s resignation resulted from any disagreement or dispute with the Company, the Board or the Company’s management regarding any matter relating to the Company’s operations, policies or practices.

Appointment of Director

Mr. Xi Luo, the Company’s Chief Financial Officer, has been appointed as a director of the Company, effective September 30, 2026, succeeding Mr. Zou.

Mr. Luo has served as Chief Financial Officer of the Company since June 1, 2026. Mr. Luo has over 20 years of experience in finance, investment, and capital markets. He has served as Chief Financial Officer of Fosun Capital, where he oversees financing, investment exits, and capital management initiatives. Prior to joining Fosun Capital in 2021, Mr. Luo held senior finance leadership positions at Shiheng, We Doctor and Alibaba Group’s Cainiao Network, where he led financing, investment, investor relations and financial management functions. Earlier in his career, he worked at KPMG in the UK, China and the United States, focusing on audit, financial due diligence and cross-border transactions. Mr. Luo holds a Bachelor of Management degree from the University of Manchester, UK, and is a Chartered Accountant (ACA) certified by the Institute of Chartered Accountants in England and Wales.

Changes to Board Committees

Ms. Jennifer Fleiss, an existing independent director of the Company, has been appointed as a member of the Audit Committee, effective September 30, 2026, succeeding Mr. Garber in that role. Mr. Max Chen, an existing director and member of the Compensation Committee, has been appointed as Chair of the Compensation Committee, effective September 30, 2026, succeeding Mr. Garber in that role.

The Company is continuing its search for an additional independent director and will provide an update in due course.

The Board would like to express its sincere appreciation to Mr. Garber and Mr. Zou for their valuable contributions and dedicated service to the Company and welcomes Mr. Luo to the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANVIN GROUP HOLDINGS LIMITED

By:	/s/ Zhen Huang
	Name:	Zhen Huang
	Title:	Chairman

Date: September 16, 2026

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